This transmission of the 13G is late because the SEC failed to provide a Form ID# timely or poperly.


                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934

                          (Amendment No. 6)*

                        SANDERSON FARMS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                                800013
                            (Cusip Number)





Check the following box if a fee is being paid with this statement  /   /.
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial Ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficially ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  800013             13G       Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DEWEY R. SANDERSON, JR.
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     3,045,225

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     3,045,225

8.  SHARED DISPOSITIVE POWER

     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     3,268,482 (See Item 4 of this Schedule 13G)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     22.8%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

CUSIP NO.:  800013                      Page 3 of 5 Pages

                            Schedules 13G

Item 1(a).     Name of Issuer:

          Sanderson Farms, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(a).     Name of Person Filing:

          Dewey R. Sanderson, Jr.

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(c).     Citizenship:

Item 2(d).     Title of Class of Securities:

          Common Stock, $1.00 per share par value.

Item 2(e).     Cusip Number:

          800013

Item 3.   Not Applicable.

Item 4.   Ownership

          4(a) Amount Beneficially Owned;
               3,268,482

          4(b) Percent of Class:
               22.8%

          4(c) Number of shares as to which such person has:

CUSP NO.:  800013                      Page 4 of 5 Pages

     (i) sole power to vote or to direct the vote:

               3,045,225 shares

               (ii) shared power to vote or to direct the vote:

               -0- shares

               (iii) sole power to dispose or to direct the disposition of:

               3,045,225 shares

               (iv) shared power to dispose or to direct the disposition
                       of:

               -0- shares

          Included in the aggregate 3,268,482 shares shown as beneficially owned by Mr. Sanderson on the cover page are 223,257 shares owned of record by Mr. Sanderson's wife, as to which she exercises sole voting and dispositive power, and as to which Mr. Sanderson, pursuant to Rule 13d-4, disclaims beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership or More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.


Item 9.   Notice of Dissolution of Group:

          Not Applicable.

CUSIP NO.:  800013                      Page 5 of 5 Pages

Item 10.  Certification:

          Not Applicable.

Material to be filed as Exhibits:

          None.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Marcy 2, 1998

                                   /s/Dewey R. Sanderson, Jr.
                                   DEWEY R. SANDERSON, JR.